
June 7, 2023

John Xu
President and Chief Executive Officer
Maison Solutions Inc.
127 N Garfield Ave
Monterey Park, CA 91754

> **Re: Maison Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 2, 2023**
> **File No. 333-272123**

Dear John Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-52

1.   Please provide the auditor consent related to this report.

John Xu
Maison Solutions Inc.
June 7, 2023
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Y Liu